UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-41852

ZENATECH, INC.
(Translation of registrant’s name into English)

69 Yonge Street, Suite 1403
Toronto, Ontario Canada M5E 1K3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

⌧ Form 20-F ☐ Form 40-F

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2025

ZENATECH, INC.

By: /s/ Shaun Passley, Ph.D

Name:  Shaun Passley, Ph.D

Title:  Chief Executive Officer

FORM 6-K EXHIBIT INDEX

Exhibit

99.1a	Financial Statements
99.1b	Management Discussion and Analysis
99.1c	Auditor Consent
99.2	Acquisition Stock Purchase Agreemeent (1 of 3)
99.3	Acquisition Stock Purchase Agreemeent (2 of 3)
99.4	Acquisition Stock Purchase Agreemeent (3 of 3)
99.5	Acquisition Stock Purchase Agreemeent
99.6	Acquisition Stock Purchase Agreemeent
99.14	Certification of CEO
99.15	Certification of CFO